Mail Stop 4561

July 19, 2006

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

   RE: **JPMorgan Chase & Co.**
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 9, 2006
      File No. 1-5805

Dear Mr. Cavanagh:

   We have reviewed your supplemental response letter dated July 13, 2006 and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis

Liquidity risk management, page 61

1. In future filings please explain why you had negative cash flows from operating and investing activities for the periods ending December 31, 2005 and 2004. Provide us with your proposed future disclosure.

Consolidated Financial Statements

Statements of Cash Flows, page 90

2. We have reviewed the supplemental information provided in response to comment one of our letter dated May 23, 2006. As the impact of the net cash flows associated with loans you originated/purchased with the intent to sell/securitize appears quantitatively and qualitatively material to cash flows from operating and investing activities, please amend your December 31, 2005 10-K and applicable Forms 10-Q to restate your Statements of Cash Flows to present these cash flows as operating activities. Please include a financial statement footnote describing and quantifying the correction of an error.

3. We note your disclosure on page 108 regarding accounting policies for retained interests in securitized loans. Please tell us how you classify cash flows related to retained interests in securitized and wholesale loans and your basis for that treatment. In your response, please distinguish between the retained interests classified as other assets, trading securities, and available-for-sale securities. Describe how you separate the actual amount of cash flows from the non-cash exchanges related to the retained interests for reporting on your Statements of Cash Flows.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief